As filed with the Securities and Exchange Commission on April 15, 2026.

Registration No. 333-288734

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 5 TO

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Cohen & Steers Income Opportunities REIT, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

1166 Avenue of the Americas

New York, NY 10036

(212) 832-3232

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cohen & Steers Capital Management, Inc.

Francis C. Poli

1166 Avenue of the Americas

New York, NY 10036

(212) 832-3232

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Ryan Bekkerus	Rajib Chanda
Benjamin Wells	Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP	900 G Street Northwest
425 Lexington Avenue	Washington, D.C. 20001
New York, New York 10017	(202) 636-5808
(212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

Registration No. 333-288734

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 (No. 333-288734) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits.

(b) Exhibits.

Exhibit No.	Description

23.1	Consent of Independent Valuation Advisor (filed herewith)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on April 15, 2026.

Cohen & Steers Income Opportunities REIT, Inc.

By:	/s/ Arjun Mahalingam
Name:	Arjun Mahalingam
Title:	Chief Financial Officer & Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-11 has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

/s/ James S. Corl James S. Corl	Chief Executive Officer, President & Chief Investment Officer (Principal Executive Officer)	April 15, 2026

/s/ Arjun Mahalingam Arjun Mahalingam	Chief Financial Officer & Treasurer (Principal Financial Officer and Principal Accounting Officer)	April 15, 2026

* Robert H. Steers	Chairperson of the Board	April 15, 2026

* Joseph M. Harvey	Director	April 15, 2026

* Dana Roffman	Independent Director	April 15, 2026

* John W. Thiel	Independent Director	April 15, 2026

* W. Edward Walter	Independent Director	April 15, 2026

*By:	/s/ Arjun Mahalingam
Arjun Mahalingam
Attorney-in-fact